Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 6 DATED OCTOBER 1, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Semiannual Net Asset Value (“NAV”) Per Share as of September 30, 2020; and
•	Real Estate Performance

Net Asset Value as of September 30, 2020

As of September 30, 2020, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2020 [1]
ASSETS
Investments, at fair value	$-
Real estate properties, at fair value, net	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-
Other real estate investments, at fair value	-
Non-real estate-related investments, at fair value	-
Cash and cash equivalents	29
Other assets	1
Total Assets	$30

LIABILITIES
Accounts payable	$-
Total Liabilities	$-

NET ASSETS CONSIST OF:
Fundrise eREIT XIV, LLC Members’ Equity:
Common shares; 3,000 shares outstanding, net of offering costs, on September 30, 2020	$30
Retained Earnings (Accumulated deficit)	-
Net adjustments to fair value	-
NET ASSETS	$30
NET ASSET VALUE PER SHARE, on 3,000 shares outstanding for the period ended September 30, 2020 [2]	$10.00

[1] Estimated Balance Sheet as of September 30, 2020.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on September 30, 2020.

On October 1, 2020, the Company announced that its net asset value per share (“NAV”) as of September 30, 2020 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Real Estate Performance

As a result of the fund being relatively newer, and the market for acquiring new assets largely paused from March through June, the Company has not yet invested its capital raised earlier this year.

Since that time, we have been actively pursuing new asset acquisitions with a strong pipeline of potential opportunities over the next several months. Because the process to source new opportunities, complete due diligence, and close on a deal typically takes anywhere from 2-5 months for commercial real estate properties, the efforts that took place at the end of the second quarter (May, June, and July) are expected to start resulting in a larger number of new assets being acquired from October through the end of the year.